EXHIBIT 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Richmont Mines Inc. (the "Company")
1 Place Ville-Marie, Suite 2130
Montréal, Québec
H3B 2C6

Item 2.	Date of Material Change

November 17, 2005

Item 3.	Press Release

A press release was issued by the Company on November 17, 2005 through the newswire services of CNNMatthews.

Item 4.	Summary of Material Change

The Company announced that it has entered into an engagement letter, as amended (the "Engagement Letter"), with a syndicate of underwriters (the "Underwriters") pursuant to which the Underwriters agreed to purchase, on a "bought deal" private placement basis, up to 1,500,000 common shares in the share capital of the Company issued as "flow-through" shares pursuant to the Income Tax Act (Canada) ("Flow- Through Common Shares") resulting in up to Cdn.$7,500,000 in gross proceeds to the Company. The closing of the private placement is expected to occur on or about December 5, 2005.

Item 5.	Full Description of Material Change

The Company announced that it has entered into an Engagement Letter with the Underwriters. Under the Engagement Letter, the Underwriters agreed to purchase, on a "bought deal" private placement basis, 1,500,000 Flow-Through Common Shares at a price of Cdn.$5.00 per Flow-Through Common Share, resulting in gross proceeds to the Company of Cdn.$7,500,000.

The Underwriters will receive a commission in connection with the private placement equal to 6% of the gross proceeds raised pursuant to the private placement and they will also be granted a non-transferable option to acquire common shares of the Company in the amount that is equal to 6% of the number of the Flow-Through Common Shares sold pursuant to the private placement. The option shall entitle the holder to acquire one common share at an exercise price of $5.00 up to 12 months from the closing of the private placement.

The closing of the private placement is expected to occur on or about December 5, 2005.

The net proceeds raised from the offering will principally be used by the Company for exploration at the Island Gold project.

The offering of the Flow-Through Common Shares is subject to receipt of all regulatory approvals and other customary closing conditions.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Name: Martin Rivard
Tel: (819) 797-2465
Fax: (819) 797-0166

Item 9.	Date of Report

DATED this 25th day of November, 2005.